

Mail Stop 3720

October 20, 2017

David Vincent
Chief Executive Officer
Titan Computer Services, Inc.
515 East Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

> **Re: Titan Computer Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2017**
> **File No. 000-55639**

Dear Mr. Vincent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Proposal II
Amend the Bylaws to Permit a Simple Majority Vote

1. In the event that your shareholders approve proposal 4 and you relocate your domicile from New York to Delaware, tell us what effect this would have on your decision to amend your bylaws as contemplated by this proposal 2. We note that you reference New York law in your proposal disclosure.

2. Consider including as an annex to your proxy statement the changes to your bylaws.

<u>Proposal III</u>
<u>Election of Directors</u>

3.   Please provide all information required by Items 7 and 8 of Schedule 14A and the Regulation S-K items referenced by those items.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications